July 2, 2008

Kenneth T. Coviello
Chief Executive Officer
Vycor Medical Inc.
80 Orville Drive, Suite 100
Bohemia, New York 11716

   Re: Vycor Medical, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 3, 2008
     File No. 333-149782

Dear Mr.Coviello:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to our prior comment 1 and we are unable to agree that this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Therefore if you are not eligible to conduct a primary offering on Form S-3, you should:

- file a registration statement for the offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
- identify the selling shareholders as underwriters in the registration statement;
- include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

2.   We note your response to our prior comment 2. We note your plan of distribution continues to discuss selling at market prices. Please revise your "Plan of Distribution" disclosure to disclose the fixed price of this offering.

Prospectus Summary, page 1

3.   We note your response to prior comment 5. We note you state you have received 510k "approval" of your product. As 510(k) is not an "approval" process, but rather a "clearance" process for products that are similar to existing products in the market, please revise so that your disclosure does not imply that your products are "approved" by the FDA.

4.   We note your statement that you "need to maintain a good standing with the U.S. Food and Drug Administration as a device manufacturer." You further state that this is "accomplished by clearing an audit by the US Food and Drug Administration." As it appears that there are more requirements than only clearing an audit, either tell us the authority on which you rely for this statement or disclose the other FDA requirements applicable to your business and products.

5.   We reissue the second bullet point of prior comment 5.   Please more specifically describe the hurdles that remain before you take your products to market.

Risk Factors, page 4

Risks Related to our Business, page 5

6.   We note your response to our prior comment 9. Please expand your risk factors to discuss your regulatory risks associated with FDA and EU regulation. For example, we note potential civil and criminal liability associated with violations of FDA related laws and regulations.

Our securities are not registered pursuant to Section 12…, page 11

7.   We note your response to our prior comment 8. Please clarify your disclosure in this risk factor to describe your current obligations and future intentions. We note your new disclosure states "we have not registered our securities pursuant to Section 12." Please clarify, if true, that you do not intend to register pursuant to section 12 in the future, not just that you have not done so as of the date of the prospectus. Also, we note your disclosure "our Section 15(d) reporting obligations have been suspended." It is unclear how an obligation you never had has been "suspended." Please revise accordingly.

Selected Consolidated Financial Data, page 13

8.   Please revise the table to include data for the quarter ended March 31, 2008.

Management's Discussion and Analysis, page 14

Overview, page 14

9.   We note your response to prior comment 12. The overview of MD&A is intended to describe those challenges management faces, and it appears you have significant design and manufacturing hurdles prior to commencement of sales. Please expand your disclosure here to describe the challenges you face prior to your being able to sell your products.

Our Medical and Strategic Advisors, page 21

10.   We reissue our prior comment 18 which sought disclosure in your prospectus. For example, we do not see your disclosure regarding the terms of the consulting agreement and we do not see were you have specified the services each advisor provides to you.

11.   We reissue prior comment 19. Please file the consulting agreements as exhibits.

Our Products, page 23

12.   We note your response to prior comment 20.

        ·   Please tell us how the two statements you provide in your response support the statements you make about your product's benefits. Please specifically address each of the bullet points you list in your disclosure. Also, please identify in your disclosure with specificity the comparable products which do not have the benefits that you describe your product as having.

        ·   Please provide your disclosure about the shortcomings as prominently as you have disclosed the benefits. For example, we note the two sentence paragraph at the end of this section, which is not as prominent as the second paragraph with bullet points describing the products benefits.

        ·   Please tell us where the two statements you cite in your response were originally published. Also, please tell us how you determined those statements were independent and objective.

        If you are unable to provide independent objective support for these statements, it is unclear how it is appropriate to make such statements in your prospectus.

Manufacture, page 29

13.   We note your response to prior comment 21.

- It remains unclear why your disclosure continues to reference eight products when you have only manufactured three. Please explain the relevance of your response describing Lacey's responsibility to procure raw materials. Do you mean to say that you have 8 different types of products and only 3 could be manufactured because Lacey has not been able to provide the raw materials? Please clarify your disclosure.

- We note your response that you could "only complete the design, fabrication and testing of three products" due to "funding constraints." Please clearly disclose these manufacturing limitations in this section of your prospectus. Also, please disclose the status of your contract with Lacey as disclosed in the risk factor on the top of page 6.

Competition, page 30

14.   We reissue prior comment 23. As you have received FDA clearance through the 510(k) procedure, your product should be substantially similar to existing products. The statements you make in this section regarding your product being a "quantum leap" and that it will become "the new standard of care" and your statements under the "Our Competitive Edge" heading do not appear to be supported by your response. Please revise your disclosure or provide independent, objective support for your claims and tell us how you are able to determine that there are no other companies investing significant resources in brain retractor technology.

Intellectual Property, page 31

15.   We note your response to prior comment 25. Please disclose in this section the terms of the assignment agreements how you acquired your intellectual property and the relationship of the Sawmill Trust and Dr. Mangiardi.

Government Regulations, page 31

16.   We reissue prior comment 26. Please provide disclosure describing the extensive and rigorous scope of the FDA's statutory and regulatory requirements concerning your business and your medical device products and potential products. Please disclose the FDA regulatory requirements, including but not limited to discussion of:

- Device classification information including Class I, Class II and Class III devices and a discussion of the 510(k) and PMA processes;

- FDA registration and listing requirements;

- Labeling requirements;

- Advertising and promotion regulation;

- Quality System Regulation and regulations regarding manufacturing of the device; and

- Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals.

Also, please disclose how your failure to meet any of FDA's requirements may subject you to the following regulatory actions: civil money penalties; administrative remedies; or legal remedies.

<u>Securities Ownership of Certain Beneficial Owners and Management, page 37.</u>

17.	We reissue prior comment 28. Please identify the individuals who have beneficial ownership, meaning the voting and/or investment power as defined in Rule 13d-3(a), over the shares held by the entities in the table.

18.	We note your response to prior comment 31. From your footnote disclosure it does not appear your calculation uses securities deemed outstanding pursuant to Rule 13d-3(d)(1) in accordance with Instruction 1 to Item 403 of Regulation S-K. Please revise or advise.

<u>Directors, Executive Officers, Promoters and Control Persons, page 38</u>

19.	We note your response to prior comment 33. Please clearly describe each individual's business experience during the past 5 years as requested by Item 401(e) of Regulation S-K. For example, we note your disclosure that Mr. Coviello was Chief Executive Officer at Hearing Innovations from August 2002 to November 2005 while he was also an officer at Misonix. Also, please clarify when Mr. Coviello commenced his employment with you. We note his employment agreement is dated January 1, 2006. Please describe any employment prior to his joining your company and after leaving Misonix and Hearing Innovations.

<u>Certain Relationships and Related Party Transactions, page 42</u>

20.	We note your response to prior comment 37. Please expand your disclosure regarding these transactions to provide the details of the transaction requested by Item 404(a) of Regulation S-K including, but not limited to, the related person's interest in the transaction with the registrant and such person's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

Selling Stockholders, page 42

21.   We reissue prior comment 38. Please identify the individuals who have beneficial ownership, meaning the voting and/or investment power as defined in Rule 13d-3(a), over the shares held by the entities in the table.

22.   We note your response to prior comment 40. As it appears from your Part II disclosure that the additional 523,747 shares were issued to Concordia Financial Group on April 15, 2008, after the registration statement was filed, it is unclear how you believe you can include these shares in this registration statement. Please provide us your analysis as to why it is appropriate to register or remove these shares.

23.   We note your response to prior comment 41. Please tell us how you determined the selling stockholders are not broker-dealers or affiliates of broker dealers. For example, it appears a number of your selling stockholders have provided financial advisory services.

24.   We note your response to prior comment 42. Please provide the requested disclosure in this section of the prospectus including the per-share price paid for each selling shareholder.

25.   We note your response to prior comment 44 which sought disclosure in your prospectus. Please provide the requested disclosure in your prospectus.

26.   We reissue prior comment 45. For example, please clearly disclose the dollar value of any payment in connection with the transaction that you have made or may be required to make to any selling shareholder, which includes interest payments. Please tell us where you have disclosed the interest payments to the selling stockholders. Also, please revise your response to the second bullet point in prior comment 48 accordingly.

27.   We note your response to our prior comment 50 which sought disclosure in your prospectus. Please disclose in this section the information provided in response to the first bullet point of comment 50 regarding your ability to make any required payments.

28.   We reissue prior comment 51 which sought disclosure in your prospectus and for you to file as exhibits these agreements.

29.   We note your response to prior comment 52. Please disclose how you determined the number of shares you seek to register for those selling stockholders who are holders of convertible debentures.

Audited Financial Statements, page F-1 to F-14

30.   We note the restatements presented in the financial statements. Please label each
        column of the primary financial statements impacted by the restatements as
        "Restated".

Statement of Stockholder's Deficiency, page F-5

31.   Your response to prior comment 58 did not address the comment. Please revise
        the filing to include a statement that reflects a roll-forward of members
        capital/stockholders' equity from date-of-inception (June 5, 2005) through
        December 31, 2007, as required by paragraph 11 of SFAS 7.

Note 3: Long-Term Debt, page F-9

32.   Please revise the table in this note to include a column showing the comparable
        amounts as of December 31, 2006. In addition, in light of the discussion in Note
        4 and the table presented on page F-11, please revise to also disclose the face
        amounts of the notes and the amount of any unamortized discounts relating to
        each of the debt facilities, as applicable.

33.   Revise to disclose the maturity date of the loan payable to Optimus Services, LLC
        as well as the issuance date of each debt facility presented in the table.

34.   We note that you issued convertible debt to David Solomon and Fountainhead
        Capital Partners. It appears from Note 4 that you may have also issued warrants
        and options as part of the agreements.

        •   Please revise this note to include a summary of the significant terms of the
            convertible debt, including the date of issuance, the face value of the debt, the
            conversion terms, the number of warrants and options granted and to whom –
            i.e., to the investors, to financial advisors, or to other parties.

        •   It appears that the information currently presented in Note 4 would need to be
            revised and presented as part of this note.

        •   Revise the note to also disclose how you accounted for each debt instrument
            at issuance, including the allocation of proceeds between the debt, any
            warrants, beneficial conversion features, or embedded derivatives requiring
            bifurcation pursuant to SFAS 133. Refer to APB 14, SFAS 133, SFAS 150
            and EITF 00-19.

        •   The table on page F-11 appears to indicate that you have bifurcated, fair
            valued and expensed the conversion option and the warrants and options
            related to your convertible debt. If true, please provide us the basis for Day-1
            expensing of these instruments under US GAAP.

Note 5: Net Loss per Share

35.   Your response to prior comment 66 does not appear to have addressed the comment. Please include a note to present in a clear and concise manner the information required by paragraphs 64-85 and A240-242 of SFAS 123(R) relating to your share-based compensation arrangements and awards. Disclose the method and the significant assumptions used to estimate the fair value of each grant.

36.   In addition, similar to the information presented on pages 49-50 of the filing, please include a brief summary of each warrant and option grant during the reported periods. Disclose how you accounted for and classified each grant in your financial statements.

37.   Tell us what the "B/S Value" represents in the table on page F-11. Tell us whether these amounts are presented on your balance sheet and, if so, tell us where they are presented. Explain to us what the $22,891 and $7,333 "B/S Value" related to the Fountainhead Capital and David Salomon convertible debentures represent.

Note 7: Restatement of Financial Data as of December 31, 2007, page F-12

38.   Please revise the note to clearly describe each of the errors being corrected. Explain how you previously accounted for the item and state the correct accounting now being applied. Specifically address the errors being corrected for fiscal 2006 and show how they add up to the total adjustment of $117,476. See paragraph 26 of SFAS 154.

Interim Financial Statements for the period ended March 31, 2008, page F-15 to F-23

39.   Please see the comments issued above relating to the audited financial statements and apply them to the interim financial statements as appropriate.

40.   Please revise the interim financial statements as of and for the period ended March 31, 2008 to include a statement of stockholders' equity that presents a roll-forward of members capital/stockholders' equity from date-of-inception (June 5, 2005) through March 31, 2007, as required by paragraph 11 of SFAS 7.

Exhibit 5.1

41.   We note your response to prior comment 70. We note that your new opinion is dated March 17, 2008. In a future filing, please file a pre-effective amendment updating this opinion on a date just prior to your going effective with this registration statement.

Exhibit 23

42.   Please include a currently dated and signed consent from your independent
        auditors prior to requesting effectiveness.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at 202-551-3327 or in his absence, Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: (via fax)   Benjamin Tan, Esq.